SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 6)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IDT CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

448947309

(CUSIP Number of Class of Securities)

Ira Greenstein

President

IDT Corporation

520 Broad Street

Newark, New Jersey 07102

(973) 438-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Joyce Mason, Esq.

General Counsel

IDT Corporation

520 Broad Street

Newark, New Jersey 07102

(973) 438-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$30,279,486	$3,240

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of options to purchase 15,139,743 shares of Class B common stock, par value $0.01 per share, of IDT Corporation at a purchase price of $2.00 per share underlying such options, for a total aggregate purchase price of $30,279,486. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 equals $107.00 per $1,000,000.00 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,240.

Form or Registration Number: Schedule TO (SEC File No. 005-48167).

Filing Party: IDT Corporation.

Date Filed: February 1, 2006.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) initially filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2006 by IDT Corporation, a Delaware corporation (“IDT”), as amended by Amendment No. 1 to the Initial Schedule TO filed with the SEC on February 21, 2006, Amendment No. 2 filed with the SEC on March 24, 2006, Amendment No. 3 filed with the SEC on April 5, 2006, Amendment No. 4 filed with the SEC on April 28, 2006 and Amendment No. 5 filed with the SEC on May 16, 2006 (the Initial Schedule TO, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and this Amendment No. 6 is collectively referred to as the “Schedule TO”). This Amendment No. 6 relates to the tender offer by IDT to purchase from eligible optionees options to purchase shares of IDT’s Class B common stock, par value $0.01 per share, at a purchase price of $2.00 net per share underlying such options in cash without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated February 1, 2006 and revised February 21, 2006 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(i) to Amendment No. 1, and the related Election to Tender Form, a copy of which is attached to the Initial Schedule TO as Exhibit (a)(1)(ii) (which, together with the Offer to Purchase constitute the “Offer”).

The offering period expired at 5:00 p.m., New York City time, on Monday, May 22, 2006. On the expiration date, options to purchase 7,914,451 shares of IDT Class B common stock had been tendered in the offer. IDT has accepted for payment all options to purchase shares of IDT Class B common stock validly tendered and not withdrawn in the offer.

The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 12.	EXHIBITS.

The information incorporated by reference into Item 12(a) of the Schedule TO is hereby amended and supplemented as follows:

1. The following is hereby inserted after Exhibit (a)(1)(viii):

“(a)(1)(ix) Press Release issued by IDT Corporation, dated May 23, 2006.”

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

IDT CORPORATION

By:	/s/ Ira A. Greenstein
Name:	Ira A. Greenstein
Title:	President

Date: May 23, 2006

EXHIBIT INDEX

Exhibit	Description

(a)(1)(ix)	Press Release issued by IDT Corporation, dated May 23, 2006.